UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 17, 2024

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: Elise.hong@jcs-echigo.com.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

JE Cleantech Holdings Limited (Nasdaq: JCSE) received a letter on June 17, 2024 (the “Determination Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Determination Letter indicated that, as previously notified by Nasdaq on December 14, 2023, the bid price of the Company’s listed security had closed at less than $1 per share over the previous 30 consecutive business days and, as a result, did not comply with Listing Rule 5550(a)(2) (the “Rule”). In accordance with the Rule, the Company was provided 180 calendar days, or until June 11, 2024, to regain compliance with the Rule

The Determination Letter stated:

“The Company has not regained compliance with the Rule and is not eligible for a second 180-day period. Specifically, Staff does not believe the Company will cure the deficiency and sustain compliance. In that regard, since September 22, 2022, the Company’s closing bid price has been above $1 only twenty-two days.”

The Staff determined that the Company’s Ordinary Shares would be scheduled for delisting from The Nasdaq Capital Market and would be suspended at the open of business on June 26, 2024. Further, a Form 25-NSE would be filed with the Securities and Exchange Commission (the “SEC”), which would remove the Company’s securities from listing and registration on The Nasdaq Stock Market (the “Delisting Determination”).

The Determination Letter further informed the Company that it had until 4:00 p.m. Eastern Time on June 24, 2024, to appeal the Staff’s Delisting Determination to a Hearings Panel and request a hearing to stay the suspension of the Company’s Ordinary Shares from trading and the filing of the Form 25-NSE with the SEC. The Company has submitted a hearing request for an oral hearing and paid the hearing fee of $20,000. The Company’s Ordinary Shares will continue to trade on The Nasdaq Capital Market following the submission of the hearing request until a final determination has been made by Nasdaq.

“We are cognizant of the value to our shareholders of the listing of our shares on Nasdaq given the liquidity and pricing efficiency that the exchange provides. We pledge our best efforts towards improved performance which we believe will allow us to meet the continued listing standards,” stated Ms. HONG Bee Yin, CEO and Founder of JE Cleantech.

On June 20, 2024, the Company issued a press release related to the Determination Letter and the information described above. (the “Press Release”). A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2024	JE CLEANTECH HOLDINGS LIMITED

	By:	/s/ LONG Jia Kwang
LONG Jia Kwang
Chief Financial Officer and Director

EXHIBIT INDEX

Exhibit No.

99.1	Press Release issued by JE Cleantech Holdings Limited on June 20, 2024, to announce the receipt of a NASDAQ Determination Letter dated June 17, 2024, and submission of a request for a hearing.